REDCORP

NEWS RELEASE

August 16, 2004

News Release 04-19

Release of Second Quarter Interim Financial Report

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce the release on August 13 of its quarterly report for the six months ended June 30, 2004. A complete copy of the interim report, including unaudited financial statements and management's discussion and analysis, can be viewed or printed from the Company's SEDAR reference page at www.sedar.com or the Company's website at www.redcorp-ventures.com.

Selected Financial Information:

The Company's expenditures in the first six months of 2004 totalled $2,962,185 (2003 - $471,624) primarily related to expenditures by Redfern Resources Ltd, Redcorp's wholly-owned subsidiary, for exploration operations at the Tulsequah zinc-copper-silver-gold massive sulphide project in northern British Columbia.

The Company completed a brokered financing on March 8, 2004 which raised net proceeds of $2,719,890 including $1,000,000 in flow-through share funds for the Tulsequah exploration program. Total net funds realized through the issuance of share capital in the first six months of 2004, including option and warrant exercise, was $3,114,019 compared to $2,257,244 in the corresponding period of 2003. The Company completed, as a subsequent event, brokered and a non-brokered financings which closed July 16 and July 28, respectively, to raise additional gross proceeds of $6,015,250. These financings will be recorded and reported in the third quarter financial statements

In the period ending June 30, 2004 the Company recorded a net loss of $2,905,533 compared to a loss of $423,928 in the corresponding period of 2003. Consolidated working capital at the end of the period was $825,401 (2003 - $662,796).

The Company's subsidiary, Redfern Resources Ltd., is continuing a major drilling exploration program to upgrade the existing resources and define extensions to the Tulsequah Chief massive sulphide deposit. Operations commenced on site in early April and are progressing with three drilling rigs in operation. Approximately 15,000 meters of the planned 30,000 meter drilling program has been completed to date. The program is designed to upgrade inferred resources to indicated category and prepare for completion of a new resource estimate compliant with national policy 43-101.

dw 9/30

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330 • Toll Free: 1-888-669-4775

Further information on Redcorp, Redfern and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca or by contacting the Company at (604) 669-4775.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll Free: 1-888-669-4775